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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2006

Commission File Number : 1-14118

2006 FIRST QUARTER RESULTS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

  Press Release dated May 10, 2006; Financial Highlights

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Consolidated Financial Statements

  Certifications of Interim Filings

May 10, 2006                                                                                                                                   15/06

For immediate release                                                                                                                Page 1 of 8

QUEBECOR WORLD ANNOUNCES 2006 FIRST QUARTER RESULTS

HIGHLIGHTS

  Second and largest phase of retooling initiatives underway
  Price/mix reduced margins in Q1
  Impairment of assets, restructuring and other charges (IAROC) of $22 million in first quarter
  Revenue was $1.5 billion in first quarter
  Diluted earnings per share before IAROC in first quarter were $0.09
  Loss per share in first quarter $0.04

Montréal, Canada - Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) announces that for the first quarter 2006 the Company reported a net income of $6.3 million from continuing operations compared to $15.8 million in the first quarter of last year. Losses per share from continuing operations in the first quarter were $0.04 compared to diluted earnings per share of $0.05 in 2005. Diluted earnings per share from continuing operations before impairment of assets, restructuring and other charges were $0.09 compared to $0.27 in the first quarter of 2005. Operating income before IAROC in the first quarter was $50 million compared to $89 million during the same period last year. Consolidated revenues for the quarter were $1.5 billion compared to $1.6 billion in the first quarter of 2005.

Quebecor World's first quarter results continue to reflect a challenging market environment highlighted by negative price pressures, changing product mix for many print services and higher energy costs compared to the same period in 2005. The Company is focussed on completing its investment program that involves installing new wide-web presses in its North American and European platforms. Once installed this new technology will deliver greater page throughput at lower costs creating a more efficient manufacturing platform.

For immediate release                                                                                                                Page 2 of 8

Several of the new presses were installed in the fourth quarter of 2005 and their performance is steadily improving. However overall, first quarter results were offset by the second and most significant phase of the retooling plan that began in the first quarter and will continue throughout much of 2006.

"As we indicated in our year-end results, 2006 will be a transition year for Quebecor World. This year we are experiencing the full impact of previously announced contract expirations in some of our businesses while new contract wins will only enter our platform in the later part of this year and in 2007," said Pierre Karl Péladeau, President and CEO, Quebecor World Inc. "Along with the installation of our new equipment we are continuing to improve the productivity of our global platform through restructuring. This plan will strategically position our assets where they can most effectively serve the needs of our customers as they develop print programs to meet the challenges of today's marketplace."

Volumes in North America were essentially flat compared to the first quarter last year. Volumes increased in the catalog and book segments, they were flat in retail and lower in magazine, direct, directory and in Canada. Margins in the U.S. were also adversely impacted by unfavourable price/mix in several segments. In Europe volume was also down compared to the first quarter of 2005 due to the full impact of the loss of a customer in the UK and the sale of five French facilities.

In the first quarter, impairment of assets, restructuring and other charges were $22 million compared to $33 million in the first quarter of 2006. The first quarter restructuring initiatives will result in the reduction of 756 employee positions. These initiatives include previously announced workforce reductions at the Brookfield, WI facility and reductions at other facilities across the Company's global platform. Second quarter and third quarter restructuring initiatives will include workforce reductions as a result of the closure of our book facility in Kingsport, TN and our facility in Strasbourg, FR. These and other ongoing initiatives will enable the Company to operate more efficiently by reducing costs and by reassigning selected assets to larger more specialized facilities.

Quebecor World recorded free cash flow in the first quarter of $5 million. This is an improvement of $85 million over last year due in part to $27 million from the previously announced sale of certain assets.

For immediate release                                                                                                                Page 3 of 8

Financing Activities

In January, Quebecor World concluded an agreement with Société Générale for the Canadian dollar equivalent of € 136 million long term committed credit facility relating to the Company's purchase of MAN Roland presses as part of its previously announced U.S. re-tooling program. At March 31st , $101 million was drawn on this facility at favourable cost to alternative financing.

In March, Quebecor World successfully closed its private offering of $450 million aggregate principal amount of 8¾% Senior Notes due March 15, 2016, which were sold at par. The net proceeds from the sale of the Senior Notes were used to repay in full $250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 of Quebecor World's wholly-owned subsidiary, Quebecor World Capital Corporation and the balance is being used for general corporate purposes, including the reduction of other indebtedness. On April 18th the Company redeemed its cumulative redeemable 6.75% First Preferred Shares, Series 4 (the Series 4 Preferred Shares) at a price of CDN $200 million ($171 million).

These actions reduce the Company's after tax financing costs and ensure it has adequate liquidity and financial flexibility to pursue its strategies.

Dividend

The Board of Directors declared a dividend of $0.10 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on June 1st, 2006 to shareholders of record at the close of business May 23rd, 2006.

Full Financial Information

Management Discussion and Analysis

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

For immediate release                                                                                                                Page 4 of 8

Sedar web address: www.sedar.com

SEC web address: www.sec.gov

Conference Call

Quebecor World To Webcast Investor Conference Call on May 10, 2006

Quebecor World Inc. will broadcast its first quarter 2006 conference call live over the Internet on May 10, 2006 at 2:00 PM (Eastern Time).

The conference call will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworldinc.com/main.aspx?id=209

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (877) 293-8133 or (403) 266-2079 – passcode 314537#, available from May 10th, 2006 to June 10, 2006.

Forward looking statements

The statements in this MD&A that are not historical facts are forward-looking statements. Such statements are subject to important known and unknown risks, uncertainties and assumptions, which could cause the Company's actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operational risks (including pricing actions by competitors, changes in market conditions and customer demand for the Company's products and reliance on certain important customers), risks associated with capital investments, environmental risks, risks relating to labour agreements, commodity risks (including changes in raw material and equipment costs and availability), credit risks, financial risks, and general changes in the economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com and www.quebecorworld.com including, in particular, the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2005 and the "Risks and Uncertainties" section of the Company's Annual Information Form for the year ended December 31, 2005 and updated information found in the Company's quarterly Management's Discussion and Analysis.

For immediate release                                                                                                                Page 5 of 8

The forward-looking statements in this Report reflect the Company's expectations as of May 10, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

The Company

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 30,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Senior Director, Investor Relations and Assistant-Treasurer Quebecor World Inc. (514) 877-5143 (800) 567-7070

For immediate release                                                                                                                Page 6 of 8

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Three-month periods ended March 31
(In millions of US dollars, except per share data)
(Unaudited)

	2006	2005

Consolidated Results from Continuing Operations
Revenues	$1,467.5	$1,551.0
Adjusted EBITDA	128.5	174.7
Adjusted EBIT	49.6	88.6
IAROC	22.1	33.3
Operating income	27.5	55.3
Net income from continuing operations	6.3	15.8
Adjusted EBITDA margin *	8.8%	11.3%
Adjusted EBIT margin *	3.4%	5.7%
Operating margin *	1.9%	3.6%

Segmented Information from Continuing Operations
Revenues
North America	$1,148.1	$1,163.7
Europe	262.1	331.6
Latin America	57.5	56.6
Adjusted EBIT
North America	$42.5	$80.2
Europe	3.7	6.3
Latin America	2.8	3.0
Adjusted EBIT margin *
North America	3.7%	6.9%
Europe	1.4%	1.9%
Latin America	4.8%	5.3%

Financial Position
Cash provided by (used in) operating activities	$32.4	$(16.5)
Free cash flow (outflow) **	4.7	(79.9)
Working capital	(39.6)	96.4
Total assets	5,778.4	6,187.0
Long-term debt	2,060.4	1,965.6
Shareholders' equity	2,071.6	2,588.6
Debt-to-capitalization	50:50	43:57
Debt-to-Adjusted-EBITDA ratio (times) ***	3.2	2.4
Interest coverage ratio (times) ***	5.5	6.6

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(0.04)	$0.05
Adjusted diluted	$0.09	$0.27
Dividends on equity shares	$0.10	$0.14
Book value	$13.31	$16.02

EBITDA: Operating income before depreciation and amortization.
IAROC: Impairment of assets, restructuring and other charges.
Adjusted: Defined as before IAROC and before goodwill impairment charge.
Debt-to-Adjusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.
Interest coverage ratio: Ajusted EBITDA divided by financial expenses.

*      Margins calculated on revenues.
**    Cash provided by operating activities, less capital expenditures and preferred shares dividends, net of proceeds from disposals of assets and proceeds from business disposals.
***   For continuing operations.

For immediate release                                                                                                                Page 7 of 8

North America

In the first quarter, revenues from North American operations were down 1% to $1.15 billion from $1.16 billion in 2005. Volume overall remained relatively flat. Operating income and margin for the first quarter 2006 decreased compared to the same period in 2005 as a result of an unfavorable product mix and continued difficult pricing environment, rising energy costs as well as temporary inefficiencies related to the installation and start-up of new presses.

Magazine/Direct

Magazine & Direct revenues for the first quarter of 2006 were $285 million, an increase of 2% from $280 million in 2005, essentially due to increased paper sales. In the Magazine group, volume was down 4% due to the non-renewal in 2005 of a major magazine customer. In the Direct Mail group, volume decreased 6% in the quarter. During the first quarter of 2006, the Company continued with the implementation of its ongoing retooling plan to improve operational inefficiencies with an additional new press beginning operations in the first quarter of 2006. The start-up of new presses resulted in certain inefficiencies that stemmed from the preparation, installation, and start-up of new equipment and the temporary redistribution of print volume to other facilities.

Retail/Catalog

Retail revenues for the first quarter of 2006 were $195 million, down 1% from $197 million in 2005. Catalog revenues for the first quarter of 2006 were $162 million, compared to $163 million in 2005. The slight decrease in Retail revenues was driven by a price reduction due to the current highly competitive environment and a less favorable product mix. Price erosion also put downward pressure on Catalog revenues but was offset by new gains from customers such as Bass Pro Shops and Brookstone. Overall volume in the Retail and Catalog group remained essentially flat compared to last year.

Book/Directory

In the Book and Directory group, revenues for the first quarter of 2006 were down 4% compared to first quarter 2005. Revenue decreases are mainly due to lower prices in both the Book and Directory groups and the decreased volume in the Directory Group compared to last year. Volume in the Book group increased 8% compared to last year due to significant growth in the mass market one-color impressions.

For immediate release                                                                                                                Page 8 of 8

Canada

Revenues for our Canadian segment decreased 4% compared to the first quarter of 2005 mainly due to pricing pressures. In Canada, volume decreased 2% from the first quarter due to decreased Magazine and Catalog volume, partly offset by increased Retail and Directory volume. The sale of a facility in Val d'Or, Canada in 2006 and the closure of two other facilities in 2005 also contributed to the overall volume shortfall.

Europe

In Europe, revenues in the first quarter were down 21% to $262 million compared to $332 million in the first quarter of 2005. Excluding the negative impact of currency translation, revenues for the quarter were still down 14% compared to last year. Volume in Europe decreased 16% in the first quarter, mainly in France and in the United Kingdom. France's volume shortfall is due to the sale of investments in certain facilities in 2005 and in the first quarter of 2006, and the reduced gravure printing work, mainly in the Magazine and Retail markets. The Corby, United Kingdom facility is still negatively impacted by the non-renewal of an important contract, which wound down in the first half of 2005. The operating income and margin for the European segment decreased in the first quarter compared to 2005. These negative operating results were due to the loss of the contract at the Corby facility, decrease in prices and volume in most regions and also due to certain start-up inefficiencies in Belgium.

Latin America

In Latin America, revenues in the first quarter were $57 million, essentially flat when compared to 2005. Excluding the impact of currency translation and paper sales, revenues in the quarter increased 5% mainly due to pricing increases. Volume in the quarter decreased 5% compared to the same period last year, explained by volume shortfalls in Mexico and Peru. The decrease in Peru was due to political uncertainty relating to the presidential elections. Operating income and margin slightly decreased in the first quarter compared to the same period last year.

The Latin American operations are continuing to benefit from an earlier initiative that positioned these assets as a low-cost alternative to publishers who are having products produced in Asia. The Company announced, in April 2006, a plan to significantly enhance service to its global customers through increased integration of its North American and Latin American platforms.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST QUARTER ENDED MARCH 31, 2006

        The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the "Company") for the three-month periods ended March 31, 2006 and 2005 and should be read together with the Company's interim consolidated financial statements and the annual Management's Discussion and Analysis ("MD&A") included in the 2005 Annual Report. The interim consolidated financial statements and MD&A have been reviewed by the Company's Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this document. Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

FORWARD-LOOKING STATEMENTS

        The statements in this MD&A that are not historical facts are forward-looking statements. Such statements are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company's actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operational risks (including pricing actions by competitors, changes in market conditions and customer demand for the Company's products and reliance on certain important customers), risks associated with capital investments, environmental risks, risks relating to labour agreements, commodity risks (including changes in raw material and equipment costs and availability), credit risks, financial risks, and general changes in the economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com and www.quebecorworld.com including, in particular, the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2005, the "Risks and Uncertainties" setion of the Company's Annual Information Form for the year ended December 31, 2005.

        The forward-looking statements in this Report reflect the Company's expectations as of May 10, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

OVERVIEW

BUSINESS PROFILE

        Quebecor World Inc. is one of the largest commercial print media services companies in the world. Quebecor World is a market leader in the product categories and geographies it serves. This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

        Quebecor World has operations in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

        The Company offers its customers a broad range of print services, such as magazines, retail inserts, catalogs, books, directories, direct mail, logistics, premedia and other value-added services.

        The Company operates in the commercial print media segment of the printing industry and its business groups are located in three geographical regions: North America, which has historically represented approximately 80% of the Company's revenues, Europe and Latin America.

INDUSTRY PROFILE

        Operations in this segment of the print industry are seasonal with a greater part of volume being realized in the second half of the year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

        Consolidation of the printing industry is ongoing because of global overcapacity, which has led to negative price pressures. The disappearance of smaller plants creates the opportunity for larger plants to continue to grow and deploy more efficient equipment. Global capacity is also affected by the emergence of Asian competitors particularly in the Book segment where lead-times are generally longer. In response to this competition, the Company offers its clients the Latin American platform as a low-cost alternative. Overall, global overcapacity will remain an issue and will likely continue to impact prices in most segments.

        The primary drivers affecting the Company are consumer confidence and economic growth rates. These are key drivers of demand for commercial print media because they affect the level of advertising and merchandising activity. The Company uses magazine advertising pages as an important indicator of demand for printing products and services in North America. This indicator, as measured in the United States by the Publishers Information Bureau, was uneven through most of 2005 and the beginning of 2006 (Figure 1).

U.S. Magazine Advertising Pages 2002-2006
(Monthly)
% Change Year-over-Year

FIGURE 1

STRATEGY

        The Company intends to use technology to improve efficiency and reduce costs for it to be the preferred low-cost provider of print services. As is the case with other manufacturing industries, technology in the printing industry is constantly evolving and it will continue to play an important role in improving Quebecor World's manufacturing platform. The Company is focused on improving speeds, reducing manning, lowering downtime and paper waste and reducing make-ready times.

        The Company also intends to continue to reduce its fixed cost base and increase its efficiency. The Company has identified two key success factors — manufacturing and administrative efficiency — and addresses them on a continual basis. In recent years, the Company has undertaken restructuring initiatives that resulted in consolidating smaller facilities into larger groups of operations, grouping similar types of assets into larger facilities using available space and optimizing all aspects of pressroom efficiencies. The Company has also reviewed and streamlined its administrative structure. These measures are ongoing and are expected to continue through 2006.

Revenue by Print Service — Worldwide
($ millions)
Three months ended March 31
(Continuing Operations)

FIGURE 2

FIRST QUARTER 2006 AT A GLANCE

        2006 is a year where the Company will continue through a transitional period that is needed to complete its retooling plans. The results of the first quarter of 2006 reflect this transition. The Company has also set forth several initiatives that it believes are crucial as it implements its retooling strategy to further improve efficiency, customer service and productivity.

        In the first three months of 2006, the Company continued to implement its previously announced retooling plans for North America and Europe, which represent investments totaling $580 million. The deployment of such extensive plans cannot be accomplished without experiencing certain start-up related disruptions, which the Company suffered from in the first quarter of 2006.

        The Company announced on April 5, 2006 that it had undertaken the portion of the retooling plans related to its Book platform with investments in high-speed equipment and improved integration of its North American, Latin American and European Book platforms. The Company has also undertaken initiatives in 2006 to eliminate production overcapacity and inefficient or idle equipment. As such, on April 11, 2006, Quebecor World announced the reorganization of its U.S. Book and Magazine platforms that will result in the closure of two facilities in the U.S. in 2006. Some of these measures are reflected in the current charge for impairment of long-lived assets, restructuring and other charges, which is further discussed in the "Impairment of Assets and Restructuring Initiatives" section.

        Quebecor World concluded certain financing agreements in the first quarter of 2006, notably the offering of $450 million aggregate amount of 8.75% Senior Notes. The financing transactions are further discussed in the "Financial Condition, Liquidity and Capital Resources" section.

        Overall, the first quarter of 2006 was more difficult than anticipated. Although the retooling plans mentioned above are starting to generate some positive effects, these did not translate into increased operating income as the Company faced disruptions caused by the installation of new presses. The Company also continued to face difficult market conditions. This resulted in price erosion and a decrease in volumes in particular in Europe. Overall volumes in North America were more or less flat with certain business groups showing volume gains and others showing declines.

OUTLOOK 2006

        For the remainder of 2006, Quebecor World anticipates its operations will continue to be affected by negative pricing pressures and previously announced volume reductions. While the Company continues to make progress in replacing this volume, many of these new agreements only come into force in the latter half of 2006 and in 2007. The Company is addressing these challenges by continuing to implement cost containment measures and by developing projects to help reduce energy consumption. However, as this is a long-term process and as the Company anticipates additional start-up related inefficiencies in upcoming quarters, the full effect of these efforts will be realized over time.

PRESENTATION OF FINANCIAL INFORMATION

        Financial data have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliation is provided in Figure 7. It is unlikely that these measures could be compared to similar measures presented by other companies.

        The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.

DISCONTINUED OPERATIONS

        As discussed in the MD&A included in the Company's 2005 Annual Report, Quebecor World disposed of its North American non-core printing facilities in the second half of 2005. The loss from discontinued operations recorded in the first quarter of 2006 is related to the closing working capital adjustments of these facilities.

FINANCIAL REVIEW

        The Company assesses performance based on operating income before impairment of assets, restructuring and other charges ("Adjusted EBIT", Figure 7). The following operating analyses are before impairment of assets, restructuring and other charges, except where otherwise indicated. The review focuses only on continuing operations.

Segmented Results of Continuing Operations
($ millions)
Selected performance indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Three months ended March 31
Revenues	$1,148.1	$1,163.7	$262.1	$331.6	$57.5	$56.6	$(0.2)	$(0.9)	$1,467.5	$1,551.0
Adjusted EBITDA	105.8	147.2	16.2	22.5	5.7	5.6	0.8	(0.6)	128.5	174.7
Adjusted EBIT	42.5	80.2	3.7	6.3	2.8	3.0	0.6	(0.9)	49.6	88.6
IAROC	13.5	8.1	8.1	25.1	0.5	0.1			22.1	33.3
Operating income (loss)	29.0	72.1	(4.4)	(18.8)	2.3	2.9	0.6	(0.9)	27.5	55.3
Adjusted EBITDA margin	9.2%	12.6%	6.2%	6.8%	10.0%	9.9%			8.8%	11.3%
Adjusted EBIT margin	3.7%	6.9%	1.4%	1.9%	4.8%	5.3%			3.4%	5.7%
Operating margin	2.5%	6.2%	(1.7)%	(5.7)%	3.9%	5.2%			1.9%	3.6%
Capital expenditures(1)	$30.0	$46.4	$9.3	$8.0	$11.5	$0.3	$(1.6)	$—	$49.2	$54.7
Change in non-cash balances related to operations, cash flow (outflow)(1)	(96.1)	(86.3)	(14.4)	(44.0)	1.2	(6.2)	31.8	(11.9)	(77.5)	(148.4)

Adjusted: Defined as before IAROC and before goodwill impairment charge
IAROC: Impairment of Assets, Restructuring and Other Charges

(1)
Including both continuing and discontinued operations

FIGURE 3

FIRST QUARTER 2006

        The Company's consolidated revenues for the first quarter of 2006 were $1,468 million, a 5% decrease when compared to $1,551 million for the same period in 2005. Excluding the unfavorable impact of currency translation (Figure 4), revenues were down 5% due mainly to decrease in volumes and continued price pressures in North America and Europe. In the first quarter of 2006, Adjusted EBIT decreased by 44% to $50 million compared to $89 million in 2005. Operating margin, on the same basis, was 3.4% down from 5.7% in 2005.

Impact of Foreign Currency
($ millions)

Three months ended March 31, 2006
Foreign currency unfavorable impact on revenues	$(10.1)
Foreign currency unfavorable impact on operating income	$(0.9)

FIGURE 4

        Paper sales, excluding the effect of currency translation, decreased by 1% in the first quarter of 2006, compared to the same period in 2005. Although the variance in paper sales has an impact on revenues, it has little or no impact on operating income because the cost is generally passed on to the customer. Most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

        Cost of sales for the first quarter of 2006 decreased by 3% compared to last year, mostly explained by a decrease in sales volume, a decrease in labor costs and certain specific revenues in the first quarter of 2006. These revenues, totaling $4 million, included a sales tax settlement in Europe as well as other specific revenues and charges. Gross profit margin was 15.3% in the first quarter of 2006 compared to 17.7% in 2005. Currency translation did not have a significant impact on gross profit margin in the first quarter of 2006.

        Selling, general and administrative expenses were $95 million compared with $101 million in 2005, a decrease of $6 million. Currency fluctuations did not have a material impact on selling, general and administrative expenses in the first quarter of 2006. The savings were mostly explained by workforce reduction, which contributed to the decrease in salaries and benefits.

        Depreciation and amortization was $73 million compared with $80 million in 2005. Excluding the impact of currency translation, depreciation and amortization decreased by 8% for the first quarter of 2006. The expense decreased compared to 2005 as a result of impairment charges on long-lived assets booked in 2005.

        Securitization fees totaled $6 million for the first quarter of 2006 compared to $5 million for the same period in 2005. The increase for the first quarter of 2006 was mainly due to higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company's results.

        During the first quarter, the Company continued its restructuring initiatives and recorded an impairment of long-lived assets, restructuring and other charges of $22 million, which included the announced closure of a Magazine facility and other workforce reductions in North America, impairment of assets in Europe and the continuation of prior initiatives. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

        Financial expenses were $28 million in the first quarter of 2006, compared to $29 million in 2005. The variance of $1 million was mainly explained by an increase of interest capitalized to the cost of equipment, and gains on derivative financial instruments partly offset by higher interest rates and a higher level of debt.

        Income tax recovery was $6 million in the first quarter of 2006 compared to income tax expense of $11 million in 2005. Income tax recovery before impairment of assets, restructuring and other charges was $1 million in the first quarter of 2006 compared to an income tax expense of $13 million in 2005. The decrease in income taxes was due to an overall decrease in profits before taxes.

        For the first quarter ended March 31, 2006, the Company reported a loss per share of $0.04 compared to diluted earnings per share of $0.05 in 2005. These results incorporated impairment of assets, restructuring and other charges of $22 million ($17 million net of taxes) or $0.13 per share compared with $33 million ($30 million net of taxes) or $0.22 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges, the first quarter of 2006 resulted in diluted earnings per share of $0.09 compared with $0.27 in the same period of 2005.

QUARTERLY TRENDS

Selected Quarterly Financial Data
($ millions, except per share data)
(Continuing Operations)

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Consolidated Results
Revenues	$1,467.5	$1,664.0	$1,577.2	$1,491.1	$1,551.0	$1,822.7	$1,569.6	$1,471.6
Adjusted EBITDA	128.5	167.9	178.7	167.4	174.7	251.9	197.4	193.4
Adjusted EBIT	49.6	87.3	97.2	84.4	88.6	161.4	112.3	104.5
IAROC	22.1	11.9	17.2	31.8	33.3	48.4	12.8	50.2
Goodwill impairment charge	—	243.0	—	—	—	—	—	—
Operating income (loss)	27.5	(167.6)	80.0	52.6	55.3	113.0	99.5	54.3
Net income (loss)	6.3	(205.0)	30.9	9.5	15.8	46.3	45.8	15.1

Per Share Data
Earnings (loss)
Diluted	$(0.04)	$(1.64)	$0.16	$—	$0.05	$0.27	$0.28	$0.05
Adjusted diluted	$0.09	$0.21	$0.28	$0.22	$0.27	$0.59	$0.35	$0.30
Dividends on equity shares	$0.10	$0.14	$0.14	$0.14	$0.14	$0.13	$0.13	$0.13

Adjusted: Defined as before IAROC and before goodwill impairment charge
IAROC: Impairment of assets, restructuring and other charges

FIGURE 5

Revenue

        Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalogue promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend. (Figure 5) Revenue in the last three quarters of 2004 was positively impacted by volume increases and currency translation but that effect was partly offset by continuing overcapacity in the printing industry and ongoing pricing pressures. Revenues increased in the first nine months of 2005 reflecting the favorable impact on currency translation and a higher volume of paper sold to customers. However, continued pricing pressures across the platform adversely affected revenues in all four quarters of the same year and in the first quarter of 2006. Volume decreases were particularly felt in Europe in 2005 whereas the decrease affected both North America and Europe in the first quarter of 2006.

Adjusted EBITDA

        The last three quarters of 2004 showed improved results attributed to the positive impact of the cost reduction efforts initiated in 2003 but was partly offset by increased fringe benefits (including healthcare and pension), increased freight costs due to higher fuel prices and new government regulations on hours of service. Moreover, the third quarter of 2004 was negatively impacted by operational inefficiencies mainly at plants involved in the installation and transfer of equipment. For all four quarters of 2005, the positive effects of restructuring initiatives did not translate into an increase of operating income because of the continuing price reductions, rising energy costs and the underperformance of the French and British operations. Adjusted EBITDA decreased in the four most recent quarters compared to the same periods in 2005 and 2004. Adjusted EBITDA for the fourth quarter of 2005 was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment. In the first quarter of 2006, Company faced market conditions more difficult than anticipated resulting in price erosion worldwide and decreases in volume in North America and Europe.

Impairment of assets, restructuring and other charges

        Impairment of assets, restructuring and other charges have been a major focus of the Company's cost reduction initiatives undertaken during the previous years that involved a reduction in force, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company's long-term cost structure and will improve efficiency across the platform.

        In the second quarter of 2004, the Company recorded a $50 million impairment of assets and restructuring charge, which reflected the closing of a facility, the downsizing of another facility in North America, and the continued reduction in force across all platforms. In the third quarter of 2004, the Company announced the reorganization of its Nordic Gravure platform and the closing of the Stockholm, Sweden facility by the end of 2004 and recorded additional impairment of assets, restructuring and other charges of $13 million. In the fourth quarter of 2004, the Company recorded $35 million of impairment of assets mainly related to facilities in Europe and $13 million in restructuring charges for several smaller initiatives in North America and Europe. In the first quarter of 2005, the Company took a $33 million charge mainly related to the impairment of long-lived assets and accelerated depreciation. For the second quarter of 2005, the Company booked a $32 million charge, approximately half of which was for impairment of assets and accelerated depreciation and the other half was related to restructuring initiatives. In the third quarter of 2005, there was a $17 million charge for new impairment of assets, accelerated depreciation, restructuring and other charges. In the fourth quarter of 2005, the Company recorded a $12 million charge, of which $5 million was related to the impairment of long-lived assets and accelerated depreciation. The impairments and restructuring initiatives and accelerated depreciation in the four quarters of 2005 were related to European operations, mainly in France and the United Kingdom. In the first quarter of 2006, the Company recorded $6 million of impairment of long-lived assets and $16 million in restructuring charges, mainly related to the closure of a facility in North America and workforce reductions in North America and Europe.

Net income

        Net income was primarily affected by the negative impact of the difficult economic environment, which more than offset the benefit from restructuring and cost containment initiatives mentioned above. In addition, unusual items impacting financial expenses and income taxes also affected the net income for specific quarters. Through the year 2004, financial expenses decreased mainly due to the favorable impact of the refinancing of long-term debt in the fourth quarter of 2003 combined with a lower average debt compared to the previous year. Net income in all four quarters of 2005 was negatively affected by overall pricing erosion, the under performing French operations as well as volume reductions in the United Kingdom and certain business groups in the North American platform. Net income for the fourth quarter of 2005 was significantly impacted by a $243 million pre-tax goodwill impairment charge. Net income for the first quarter of 2006 was impacted by price erosion and volume decreases as discussed above as well as certain specific revenues, mainly a sales tax settlement in Europe.

SEGMENT REVIEW

        The following is a review of activities by segment. The operating analysis is before impairment of assets, restructuring and other charges. Also, the review focuses only on continuing operations.

Revenue by Business Group
($ millions)
Three months ended March 31
(Continuing Operations)

FIGURE 6

NORTH AMERICA

        North American revenues for the first quarter of 2006 were $1,148 million, down 1% from $1,164 million in 2005. Excluding the effect of currency translation, revenues decreased by 2% compared to the same quarter last year, explained by lower prices. The lower prices are the result of the combination of unfavorable product mix compared to last year and the continued difficult pricing environment impacting most of the North American business groups. Volume decreased in the Magazine, Direct, Premedia, Directory and Canada groups, but this was partly offset by increases in the Catalog and Book groups while the Retail volume remained stable compared to last year.

        Operating income and margin decreased compared to 2005. This was a result of the pricing issues while overall volume remained more or less flat, but also due to rising energy costs as well as temporary inefficiencies related to the installation and start-up of new presses. Selling, general and administrative expenses decreased across the North American platform, mainly due to savings from cost-containment initiatives undertaken in 2005 as well as the closures and sale of facilities in Canada. Year-over-year headcount was reduced in North America by 1,189 employees, or approximately 5%.

        The following is a review of the North American activities by business group. The North American segment is made up of the following business groups: Magazine & Direct, Retail, Catalog, Book & Directory, Canada and Other Revenues (Figure 6).

Magazine & Direct

        Magazine & Direct revenues for the first quarter of 2006 were $285 million, an increase of 2% from $280 million in 2005. However, excluding the impact of paper sales, revenues decreased by 2% in the first quarter of 2006 compared to last year. Prices were down in the Magazine group, due to sustained price erosion combined with a lower volume of higher priced perfect-bound work, and increased in the Direct group as a result of a more favorable product mix. Volumes were down 6% in the Direct group. They were down 4% in the Magazine group, due to the non-renewal in 2005 of a major magazine customer.

        As part of the ongoing retooling plan to improve operational efficiencies, the Company expects to install 10 new presses in seven facilities for magazine customers. Two of them have been installed and were operating in the fourth quarter of 2005, one began operating in the first quarter of 2006 and the Company expects to complete the installation of two additional presses in the second quarter of 2006. This process resulted in certain inefficiencies, which stemmed from the preparation, installation, and start-up of new equipment and the temporary redistribution of print volume to other facilities.

        In April 2006, the Company announced its decision to close a facility in Brookfield, Wisconsin as part of the reorganization of its Magazine group. Management expects to complete the closure in the third quarter of 2006.

Retail

        Retail revenues for the first quarter of 2006 were $195 million, down 1% from $197 million in 2005. The slight decrease in revenues was driven by a price reduction due to the current highly competitive environment and a less favorable product mix. The overall volume remained essentially flat compared to last year, due in part to the additional volume provided by the Pittsburg, California facility. New volume reported this quarter is with customers such as Meijer and Bealls.

Catalog

        Catalog revenues for the first quarter of 2006 were $162 million, compared to $163 million in 2005. The slight decrease in revenues was due to the continued price erosion resulting from the severe competition in this market. This price erosion was offset by new gains from customers such as Bass Pro Shops and Brookstone.

Book & Directory

        Book & Directory revenues for the first quarter of 2006 were $206 million, down 4% from $215 million in 2005. The decrease in revenues was due mainly to the lower prices in both the Book and Directory groups and the decreased volume in the Directory group compared to last year. Lower prices in the Directory group, due to new important long-term contracts, were partially offset by an increase in higher margin telephone directory impressions. In the Book group, mass market one-color impressions grew significantly, albeit at lower margins pending the installation of new equipment. Other Book volumes were down marginally as U.S. domestic work was transferred to the lower-cost Latin American platform. Volume decreased in the first quarter by 2% in the Directory group but increased by 8% in the Book group compared to last year.

        In April 2006, the Company announced a plan to reorganize its Book platform in order to improve customer service, maximize asset utilization and increase efficiency. The plan provides for investments in new state-of-the-art equipment and the decommissioning or relocation of certain existing assets. As part of the reorganization, the Book group has continued to implement its portion of the North American retooling plan with the addition of a third 64-page press that is expected to be in operation in the second quarter of 2006 in one of its facilities. This press, along with the two similar ones installed in the fourth quarter of 2005, will better serve clients, particularly where runs are short and time is the priority. However, the Company also intends to offer seamless and cost effective service for more labor-intensive products from its Latin American platform. As part of this plan, the Company recently announced the closure of its plant in Kingsport, Tennessee, which will be completed by the end of the third quarter of 2006.

Canada

        The Canadian business group operates mainly in the Retail, Magazine & Direct, Catalog and Directory markets. Canadian revenues for the first quarter of 2006 were $211 million, down 4% from $219 million in 2005. Excluding the impact of currency translation and the negative effect of paper sales, revenues decreased by 6% as compared to 2005, due to a reduction in prices and in volume. The decrease in prices is mainly attributable to fewer favorable foreign exchange contracts on sales to U.S. customers in the first quarter of 2006. Prices were also affected by the negative impact of lower priced work compared to last year. Volume decreased by 2% in the first quarter, due to decreased Magazine and Catalog volume, partly offset by increased Retail and Directory volume. The sale of a facility in Val-d'Or, Canada in 2006 and the closure of two other facilities in 2005 also contributed to the overall volume shortfall.

Other Revenues

        Other sources of revenues in North America include Quebecor World Premedia and Logistics.

        The Quebecor World Premedia revenues for the first quarter of 2006 were $14 million, down 6% from $15 million in 2005. The decrease in revenues for the quarter was due to a significant decrease in volume offset by an increase in price, essentially attributable to product mix. In the first quarter of 2006, the overall Premedia volume decreased by 20% on page count. The Book page count, with lower sales values, was down significantly compared to last year but was partly offset by an increase in higher sales value Magazine and Catalog page count.

        Logistics revenues for the first quarter of 2006 were $77 million, up 2% from $75 million in 2005. The revenue increase was due mainly to a favorable product mix with a shift from newspaper inserts to standard mail. Operating income and margin for the first quarter of 2006 increased compared to last year due mainly to increased prices and fuel charges to customers. These favorable impacts were complimented by cost containment and strategic cost savings initiatives which continue to offset rising fuel costs.

EUROPE

        The European business group operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the first quarter of 2006 were $262 million, down 21% from $332 million in 2005. Excluding the negative impact of currency translation, revenues were still down 14% compared to last year. Overall, volume decreased by 16%, mainly in France and in the United Kingdom. France's volume shortfall is due to the sale of investments in certain facilities in 2005 and in the first quarter of 2006, and the reduced gravure printing work, mainly in the Magazine and Retail markets. The Corby, United Kingdom facility is still negatively impacted by the non-renewal of an important contract, which wound down in the first half of 2005. Prices continued to be a challenge, primarily due to difficult economic conditions in most regions but also because of an unfavorable product mix in France, the United Kingdom and in Finland.

        The operating income and margin for the European segment decreased in the first quarter compared to 2005 and were negative in France. These negative operating results were due to the loss of the contract at the Corby facility, decrease in prices and volume in most regions and also due to certain start-up inefficiencies experienced in Belgium from a new press transferred from a closed facility in late 2005. However, operating income and margin increased in Spain, Austria and Sweden for the first quarter of 2006 compared to 2005. Spain's results were driven by gains in operational efficiency while Austria benefited from a favorable product mix. Sweden's results increased as a result of the favorable impact of a new 48-page press which began operations in the second quarter of 2005.

        Selling, general and administrative expenses decreased in the first quarter of 2006 compared to 2005 as a result of the divestitures of five under-performing facilities in France, savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 1,243 employees or approximately 23%.

        As part of the European retooling plan, the Company placed firm orders to purchase new state-of-the-art equipment to be installed in facilities in Belgium, Spain, Austria as well as in the United Kingdom.

        In the first quarter of 2006, Quebecor World announced to its employees the Company's intention to close its facility in Strasbourg, France. Negotiations are ongoing with employees regarding the closure which the Company intends to complete in the second quarter of 2006.

LATIN AMERICA

        Latin America operates mainly in the Book, Directory, Magazine, and Retail markets. Latin America's revenues for the first quarter of 2006 were $57 million, essentially flat compared to 2005. Excluding the impact of currency translation and paper sales, revenues increased by 5% as compared to 2005, mainly due to an increase in prices. Prices increased as a result of a favorable impact on export sales in foreign denominated currencies and of product mix compared to last year. Overall volume decreased by 5% for the quarter compared to the same period last year, explained by volume shortfalls in Mexico and Peru. The decrease in Peru was due to the political uncertainty relating to the presidential elections. Many editorial projects have been deferred as they await the election of a new president. Operating income and margin slightly decreased in the first quarter of 2006 compared to the same period last year.

        Eighteen months ago, the Company embarked on an initiative to further link the Latin American Book and Directory facilities with their North American counterparts to expand the capacity and capabilities to its overall customer base. Building on the success of this initiative in 2005, the Company announced, in April 2006, a plan to significantly enhance service to its global customers through improved integration of its North American and Latin American platforms. This will involve the closure of a Book facility in the United States, as previously mentioned, and the redeployment of certain equipment to facilities in Latin America. Mexico, Colombia and Peru will be directly involved in this transition as their strategic geographical location and competitive book manufacturing costs will enable global customers to reduce manufacturing costs while maintaining North American quality and service.

Reconciliation of non GAAP measures
($ millions)
Three month periods ended March 31

	2006	2005
Operating Income from Continuing Operations
Operating income ("EBIT")	$27.5	$55.3
Impairment of assets, restructuring and other charges ("IAROC")	22.1	33.3

Adjusted EBIT	$49.6	$88.6

EBIT	$27.5	$55.3
Depreciation of property, plant and equipment(1)	72.8	82.4
Amortization of deferred charges(1)	6.1	6.1
Less depreciation and amortization from discontinued operations(2)	—	(2.4)

Operating income before depreciation and amortization ("EBITDA")	$106.4	$141.4
IAROC	22.1	33.3

Adjusted EBITDA	$128.5	$174.7

Earnings (loss) per share from Continuing Operations
Net income from Continuing Operations	$6.3	$15.8
IAROC (net of income taxes of $5,2 million in 2006 and $3,0 million in 2005)	16.9	30.3

Adjusted net income from continuing operations	$23.2	$46.1
Net income available to holders of preferred shares	11.2	9.8

Adjusted net income from continuing operations available to holders of equity shares	$12.0	$36.3
Diluted average number of equity shares outstanding (in millions)	131.1	132.9
Earnings (loss) per share from continuing operations
Diluted	$(0.04)	$0.05
Adjusted diluted	$0.09	$0.27

Free Cash Flow
Cash provided by (used in) operating activities	$32.4	$(16.5)
Dividends on preferred shares	(14.2)	(12.4)
Addition to property, plant and equipment	(49.2)	(54.7)
Net proceeds from disposal of assets	8.4	3.7
Proceeds from business disposals	27.3	—

Free cash flow (outflow)	$4.7	$(79.9)

Book value per share
Shareholders' equity	$2,071.6	$2,588.6
Preferred shares	(326.4)	(456.6)

	$1,745.2	$2,132.0
Ending number of equity shares (in millions)	131.1	133.1

Book value per share	$13.31	$16.02

Adjusted: Defined as before IAROC and before goodwill impairment charge
(1)    As reported in the Consolidated Statements of Cash Flows
(2)    As reported in Note 4 "Discontinued Operations and Other Disposals"

FIGURE 7

Reconciliation of non GAAP measures
($ millions)
Three month periods ended March 31

	2006	2005
Debt-to-capitalization
Bank indebtedness	$—	$0.5
Current portion of long-term debt	6.3	10.3
Long-term debt	1,938.1	1,842.1
Convertible notes	116.0	113.2

Total debt	$2,060.4	$1,966.1
Minority interest	0.3	1.1
Shareholders' equity	2,071.6	2,588.6

Capitalization	$4,132.3	$4,555.8

Debt-to-capitalization	50:50	43:57

Total Debt and Accounts Receivable Securitization
Total debt	$2,060.4	$1,966.1
Accounts receivable securitization	554.0	603.2

Total debt and accounts receivable securitization	$2,614.4	$2,569.3
Minority interest	0.3	1.1
Shareholders' equity	2,071.6	2,588.6

Capitalization, including securitization	$4,686.3	$5,159.0

Debt-to-capitalization, including securitization	56:44	50:50

Coverage Ratios from Continuing Operations
Adjusted EBITDA	$128.5	$174.7
YTD December previous year	688.7	822.2
First quarter previous year	(174.7)	(179.5)

Adjusted EBITDA — Last 12 months	$642.5	$817.4
Financial expenses	$27.5	$29.2
YTD December previous year	119.0	133.1
First quarter previous year	(29.2)	(38.0)

Financial expenses adjusted — Last 12 months	$117.3	$124.3

Interest coverage ratio (times)	5.5	6.6
Total debt	$2,060.4	$1,966.1

Debt-to-Adjusted-EBITDA ratio (times)	3.2	2.4

FIGURE 7

CRITICAL ACCOUNTING ESTIMATES

        The Company's critical accounting estimates are discussed in its annual MD&A included in the 2005 Annual Report. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management has not made any significant changes to the estimates and assumptions in the quarter ended March 31, 2006. Actual results could differ from those estimates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

        One of the measures the Company uses to evaluate its liquidity is free cash flow as described in Figure 7. Free cash flow reflects cash flow available for business acquisitions, dividends on equity shares, repayments of long-term debt and repurchases of equity securities. Free cash flow for the first quarter of 2006 amounted to $5 million, compared to an outflow of $80 million for the corresponding quarter of the previous year. The increase year over year is mainly attributable to higher cash flows provided by operating activities and higher proceeds from the disposal of assets and businesses in the first quarter of 2006 compared to the same period in 2005.

OPERATING ACTIVITIES

        Working capital deficiency was $40 million as at March 31, 2006, compared to a working capital of $96 million as at March 31, 2005. This decrease in working capital of $136 million was partly due to a lower level of trade receivables attributable to lower gross receivables partly offset by a lower level of accounts receivable under securitization as shown in Figure 7. The Company generally maximizes the use of its accounts receivable securitization program, since the cost of these programs is relatively low compared to that of the credit facility. The amount of trade receivables under securitization varies from month to month, based principally on the previous month's volume (March securitization is based on outstanding receivables at the end of February). Other significant items affecting the decrease in working capital are the timing of payments of trade payables and a decrease in inventories.

FINANCING ACTIVITIES

        The Company is subject to certain financial covenants in some of its major financing agreements. The key financial ratios are the interest coverage ratio, the debt-to-Adjusted-EBITDA ratio and the debt-to-capitalization ratio. As at March 31, 2006, the Company is in compliance with all significant debt covenants.

        The Company maintains a $1 billion revolving bank facility for general corporate purposes. In December 2005, the Company extended this facility until January 2009. The facility is composed of three tranches, which can be extended on a yearly basis. A total of $750 million is available to both the Company and its U.S. subsidiary and $250 million is available to the U.S. subsidiary only. All tranches are cross-guaranteed by the Company and the U.S. subsidiary.

        The Company's Series 4 Redeemable First Preferred Shares were redeemable at the option of the Company on and after March 15, 2006. On April 18, 2006, in accordance with provisions applicable to these shares, the 8 000 000 Series 4 Preferred Shares were redeemed at Cdn$25.2185 per share. This price represents Cdn$25.00 per share (for a total amount of Cdn$200 million ($171 million)) plus accrued dividends of Cdn$0.2185, accruing as of and from March 1, 2006. At March 31, 2006, these shares were included with long-term debt as the Company redeemed them using its revolving bank facility.

        The 7.20% Senior Notes for a principal amount of $250 million matured on March 28, 2006. On March 6, 2006, the Company issued at par $450 million aggregate principal amount of 8.75% Senior Notes due March 15, 2016. Net proceeds from the issuance of the 8.75% Senior Notes were approximately $442.2 million and were used to repay in full the 7.20% Senior Notes and for general corporate purposes, including the reduction of other indebtedness.

        On January 18, 2006, the Company announced that in light of the current capital spending program, the Board of Directors approved a reduction of the quarterly dividend on the Multiple Voting Shares and Subordinate Voting Shares to $0.10 per share from $0.14 per share. This will lower dividend payments by $21 million per year.

        On January 16, 2006, the Company announced it had concluded an agreement with Société Générale for the Canadian dollar equivalent of a 136 million Euros ($165 million) long-term committed credit facility relating to purchases of MAN Roland presses as part of the North American retooling program. The unsecured facility will be drawn over the course of the next two years and will be repaid over the next ten years. At March 31, 2006, the Canadian dollar equivalent of 83 million Euros ($101 million) were drawn on this facility, bearing interest at 4.28%.

        On May 13, 2005, the Company commenced a normal course issuer bid for a maximum of 7,300,000 Subordinate Voting Shares, which represented approximately 10% of the public float for the Subordinate Voting Shares at the time of the announcement. The Company has not repurchased any Subordinate Voting Shares since August 12, 2005 and does not have the intention of repurchasing any prior to the expiration of the program on May 12, 2006. Under the terms of the program, any purchases that would be made would be at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange.

Contractual Cash Obligations
($ millions)

	Remainder of 2006	2007	2008	2009	2010	2011 and thereafter
Long-term debt and convertible notes	$1	$266	$214	$250	$187	$1,113
Capital leases	5	4	3	8	2	7
Operating leases	83	70	44	29	19	69
Capital asset purchase commitments	66	54	—	—	—	—

Total contractual cash obligations	$155	$394	$261	$287	$208	$1,189

FIGURE 8

INVESTING ACTIVITIES

        In the first quarter of 2006, the Company invested $49 million in capital projects compared to $55 million in 2005. Of that amount, 65% (90% in 2005) was for organic growth, including expenditures for new capacity requirements and productivity improvement, and 35% (10% in 2005) was for the maintenance of the Company's structure.

        Key expenditures for the first quarter of 2006 included approximately $11 million in North America and $8 million in Europe, as part of their respective strategic retooling plans. The Company has also invested $9 million for the purchase of a leased land and building in Mexico, Mexico, and $5 million in bindery equipment upgrades to improve North American efficiency. Other notable projects included a book printing plant set-up in St-Romuald, Canada, and the installation of one sheet-fed press in Chile.

        During the first quarter of 2006, the Company placed 1 firm order for a new press. This press was included in the North American retooling plan. In total, the Company has placed 20 firm orders for new presses, of which 19 are part of the US strategic plan announced in 2004. The total commitment for these presses with the press manufacturers amounted to $236 million, of which $163 million has already been disbursed. Of the 20 presses, 5 were in operation during the fourth quarter of 2005 and 1 during the first quarter of 2006.

        As part of the European strategic plan announced in 2005, the Company has placed a total of 5 firm orders for new presses. The total commitment for these presses with the press manufacturers amounted to $72 million, of which $ 58 million has already been disbursed.

        For the remainder of 2006, the Company projects capital expenditures of approximately $325 million of which a portion is related to the strategic retooling plans. Expected sources of funds to meet these expenditures are cash flows from operations and drawings on the Company's revolving bank facility and equipment financing loan.

FINANCIAL POSITION

        As at March 31, 2006, the debt level was at $2,060 million, a $94 million increase compared to March 2005 mainly due to the reclassification of the Series 4 Preferred Shares to long-term debt. The debt-to-capitalization ratio was 50:50 as at March 31, 2006 compared to 43:57 in March 2005 (Figure 7). The ratio was 45:55 as at December 31, 2005. Including accounts receivable securitization, total debt would be $2,614 million, $45 million higher than last year. The debt-to-capitalization ratio, including accounts receivable securitization, was 56:44 as at March 31, 2006, compared to 50:50 in March 2005.

        The Company has no major operating leases expiring in 2006 where it would otherwise pay to purchase the underlying equipment (presses and binders). Historically, the Company has acquired most of the equipment under leases when it is used for production. The total terminal value of these leases expiring after 2006 is approximately $101 million, of which $52 million is guaranteed.

        The minimum legal requirement for pension contributions is $92 million in 2006 of which $6 million has been paid as of March 31, 2006 (total annual contributions for 2005 were $55 million).

        As at March 31, 2006, the following ratings applied to the senior unsecured debt of the Company:

Rating Agency	Rating
Moody's Investors Service	Ba3
Standard and Poor's	BB-
Dominion Bond Rating Service Limited	BB (high)

        On January 12, 2006, Moody's Investors Service ("Moody's") changed the corporate family rating from Quebecor World Inc. to Quebecor World (USA) Inc. and lowered the credit rating from Ba2 to Ba3. On February 17, 2006, Standard & Poor's lowered the credit rating from BB to BB-. It is expected that the Company's future borrowing costs may increase as a result of these rating changes.

        The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future.

IMPAIRMENT OF ASSETS AND RESTRUCTURING INITIATIVES

        During the first quarter of 2006, the Company recorded an impairment of long-lived assets and restructuring charges of $22.1 million, which were composed of cash items of $15.7 million and non-cash items of $6.4 million. Of the total amount recorded, $13.5 million was related to North America, $8.1 million to Europe and $0.5 million to Latin America.

        The Company performed a review of its long-lived assets during the first quarter of 2006. Following impairment tests on various specific units, the Company concluded that certain assets, mainly in Europe and North America, were impaired. Accordingly, for the first quarter of 2006, the Company recorded an impairment of long-lived assets of $6.4 million.

        During the first quarter of 2006, the Company approved the closure of the Brookfield, Wisconsin facility in the Magazine group and other workforce reductions mainly in North America. The cash costs of these initiatives were estimated at $13.3 million, of which $10.2 million were recorded during the first quarter. The 2006 restructuring initiatives affected 756 employees in total, of which 367 jobs have been eliminated as of March 31, 2006 and 389 are still to come in 2006.

        The Company also recorded $5.7 million in the first quarter of 2006 resulting from the continuation of the 2005 and 2004 initiatives and a net reversal of $0.2 million for prior years' initiatives. These charges, mainly incurred in Europe, were related to further headcount reductions in Corby, United Kingdom, the downsizing of the operations in Helio Corbeil (France) and to leasing and facility costs in Sweden. In summary, 96 jobs were eliminated in the first three months of 2006 as a result of the execution of prior year initiatives and 189 are still to come in 2006.

        As at January 1, 2006, the balance of the restructuring reserve was $27.9 million. This amount related mostly to workforce reductions across the platform and lease and facility carrying costs. The Company utilized $10.4 million of the current and prior years' restructuring and other charges reserves during the three-month period ended March 31, 2006 such that the balance of the reserve, including new initiatives in 2006, was $33.6 million. The cash disbursements related to this reserve are expected to be $26.4 million for the remainder of 2006.

        Further to the disbursement of $33.6 million, $8.4 million of restructuring charges related to the above initiatives remain to be recorded, mainly in 2006 when the liabilities related to the initiatives will have been contracted.

        Finally, in April 2006, the Company announced its intention to reorganize its U.S. Book and Magazine platforms. This reorganization will involve the closure of the Brookfield, Wisconsin facility as previously discussed as well as the closure of the Kingsport, Tennessee facility in 2006. The total cost of these initiatives, including the amounts booked at March 31, 2006 for the Brookfield facility, was estimated at $30 million. No charges have been recorded for the closure of the Kingsport, Tennessee facility at March 31, 2006 as the Company's Board of Directors had not approved the closure at that date.

        In the second quarter of 2006, the Company will record restructuring charges related to the closing of the Kingsport, Tennessee and Strasbourg, France facilities.

FINANCIAL INSTRUMENTS

        The Company uses a number of financial instruments. The MD&A included in the Company's 2005 Annual Report contains a complete description of these financial instruments. The following is an analysis of the Company's financial instruments as at March 31, 2006.

        Interest rate swap agreements outstanding at quarter-end had a notional value of $200 million. The total adjustment recorded to interest expense was an expense of $0.8 million for the quarter and a revenue of $0.1 million for the same period in 2005.

        The Company enters into foreign exchange forward contracts to hedge foreign denominated sales and related receivables and equipment purchases. The contracts outstanding as at March 31, 2006 had a notional value of $203 million and expire between 2006 and 2009. The foreign exchange translation gains and losses and the deferred premiums and discounts are recognized as an adjustment to the corresponding revenues and exchange gains or losses when the transaction is recorded. The total amounts recorded to these accounts for the first three months of 2006 for these contracts were revenues of $2 million, and a gain of $1 million (revenues of $6 million, and a loss of $1 million for the same period of 2005).

        Foreign exchange forward contracts and cross currency swaps outstanding at quarter-end, used to hedge foreign denominated asset exposures, had a notional value of $732 million and $29 million respectively, and expire in 2006 and 2007. The total adjustment recorded to derivative gain or loss related to these contracts was a gain of $0.3 million for the quarter (a gain of $20 million for 2005), which compensated the foreign exchange gains and losses on the translation of foreign denominated assets.

        Natural gas swap contracts outstanding at quarter-end had a notional quantity of 768,000 gigajoules in Canada and 4,987,000 MMBTU in the U.S. and expire between 2006 and 2008. The total adjustment to gas cost for the quarter was a loss of $2.1 million ($0.3 million in 2005).

        For the first quarter, the total amount deferred as a liability in relation to terminated derivative instruments or those that have ceased to be effective was $6 million ($8 million for the same period of 2005) and the total amount recognized in income was $1 million ($1 million for the same period of 2005).

        The estimated fair value of derivative financial instruments is detailed in Figure 9.

Fair Value of Derivative Financial Instruments
($ millions)
(Continuing Operations)

	March 31, 2006		December 31, 2005
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$—	$(7.8)	$—	$(10.4)
Foreign exchange forward contracts	2.7	7.8	4.7	15.5
Cross currency interest rate swaps	0.2	0.2	3.6	3.6
Commodity swaps	(0.7)	(4.0)	(0.1)	(0.5)

FIGURE 9

OFF-BALANCE SHEET ARRANGEMENTS

        The Company is party to various off-balance sheet arrangements. The MD&A included in the Company's 2005 Annual Report contains a complete description of these arrangements.

ASSET SECURITIZATION

        As at March 31, 2006, the amounts outstanding under the Canadian, US and European securitization programs were Cdn$58 million, $380 million and 102 million Euro, respectively (Cdn$81 million, $388 million and 115 million Euro, as at March 31, 2005). The Company had a retained interest in the trade receivables sold of $134 million, which is recorded in the Company's trade receivables. As at March 31, 2006, an aggregate amount of $688 million ($744 million in 2005) of accounts receivable had been sold under the three programs. Consistent with its US securitization agreement, the Company sells all of its US receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

        The Company is in compliance with all its covenants under the agreements governing its securitization programs as at March 31, 2006. On February 17, 2006, the Company amended its US securitization program, giving it more flexibility with regards to its covenants.

RELATED PARTY TRANSACTIONS

        The Company entered into transactions with Quebecor inc. ("QI"), the parent company, and other subsidiaries of QI, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from QI's media subsidiaries mostly involved magazine printing services.

Related Party Transactions
($ millions)
Three months ended March 31

	2006	2005
Revenues	$14.8	$14.3
Purchases	1.3	1.1
Management fees billed by Quebecor inc.	1.2	1.1
IT services billed by VTL (net of incurred expenses billed to VTL of $0.7 ($1.0 in 2005))	2.4	2.5

FIGURE 10

OUTSTANDING SHARE DATA

        The following figure discloses the Company's outstanding share data as at April 21, 2006:

Outstanding Share Data
($ millions and thousands of shares)

	April 21, 2006
	Issued and outstanding shares	Book value
Equity Multiple Voting Shares	46,987	$93.5
Equity Subordinate Voting Shares	84,304	1,142.2
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 5	7,000	113.9

FIGURE 11

ACCOUNTING POLICIES

        The interim consolidated financial statements at March 31, 2006 have been prepared using the same accounting policies as described in the Company's Consolidated Financial Statements included in the 2005 Annual Report.

ADDITIONAL INFORMATION

        Additional information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
May 10, 2006

CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER ENDED MARCH 31, 2006

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three-month periods ended March 31
(In millions of US dollars, except per share amounts)
(Unaudited)

	Note	2006	2005
Revenues		$1,467.5	$1,551.0
Operating expenses:
Cost of sales		1,243.7	1,277.1
Selling, general and administrative		95.2	100.5
Securitization fees		6.2	4.7
Depreciation and amortization		72.8	80.1
Impairment of assets, restructuring and other charges	2	22.1	33.3

		1,440.0	1,495.7

Operating income		27.5	55.3
Financial expenses	3	27.5	29.2

Income from continuing operations before income taxes		—	26.1
Income taxes (recovery)		(6.2)	10.5

Income from continuing operations before minority interest		6.2	15.6
Minority interest		(0.1)	(0.2)

Net income from continuing operations		6.3	15.8
Net income (loss) from discontinued operations (net of tax)	4	(1.1)	0.5

Net income		$5.2	$16.3
Net income available to holders of preferred shares		11.2	9.8

Net income (loss) available to holders of equity shares		$(6.0)	$6.5

Earnings (loss) per share:	5
Basic and Diluted:
Continuing operations		$(0.04)	$0.05
Discontinued operations		(0.01)	—

		$(0.05)	$0.05

Weighted average number of equity shares outstanding:
(in millions)	5
Basic		131.1	132.8
Diluted		131.1	132.9

Retained earnings:
Balance, beginning of period		$475.6	$761.0
Net income		5.2	16.3
Dividends:
Equity shares		(13.2)	(18.6)
Preferred shares		(11.2)	(9.8)

Balance, end of period		$456.4	$748.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three-month periods ended March 31
(In millions of US dollars)
(Unaudited)

	Note	2006	2005
Operating activities:
Net income		$5.2	$16.3
Non-cash items in net income:
Depreciation of property, plant and equipment		72.8	82.4
Impairment of assets and non-cash portion of restructuring and other charges	2	6.4	25.0
Future income taxes		13.1	0.4
Amortization of deferred charges		6.1	6.1
Loss on business disposals		3.8	—
Other		2.5	1.7
Changes in non-cash balances related to operations:
Trade receivables		(27.5)	(80.6)
Inventories		(24.2)	(2.8)
Trade payables and accrued liabilities		65.4	(70.3)
Other current assets and liabilities		(66.1)	(0.8)
Other non-current assets and liabilities		(25.1)	6.1

		(77.5)	(148.4)

Cash provided by (used in) operating activities		32.4	(16.5)
Financing activities:
Net change in bank indebtedness		—	0.5
Net proceeds from issuance of equity shares		1.7	10.0
Issuance of long-term debt	7	541.3	—
Repayments of long-term debt		(251.8)	(2.4)
Net (repayments) borrowings under revolving bank facility		(267.0)	23.2
Dividends on equity shares		(13.2)	(18.6)
Dividends on preferred shares		(14.2)	(12.4)

Cash provided by (used in) financing activities		(3.2)	0.3
Investing activities:
Business acquisitions, net of cash and cash equivalents		(0.1)	(6.1)
Net proceeds from business disposals, net of cash and cash equivalents	4	27.3	—
Additions to property, plant and equipment		(49.2)	(54.7)
Net proceeds from disposal of assets		8.4	3.7
Net proceeds from disposal of derivative financial instruments		—	69.2
Restricted cash		—	(26.1)

Cash used in investing activities		(13.6)	(14.0)
Effect of foreign currency		4.1	7.0

Net increase (decrease) in cash and cash equivalents		19.7	(23.2)
Cash and cash equivalents, beginning of period		18.3	51.8

Cash and cash equivalents, end of period		$38.0	$28.6

Supplemental cash flow information:
Interest paid		$30.5	$37.5
Income taxes paid		36.4	22.2

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

	Note	March 31, 2006	December 31, 2005	March 31, 2005
		(Unaudited)	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		$38.0	$18.3	$28.6
Trade receivables		421.7	429.9	474.3
Receivables from related parties		10.9	14.3	19.4
Inventories		387.8	364.4	417.9
Income taxes receivable		27.6	3.0	46.6
Future income taxes		34.4	34.4	43.2
Prepaid expenses		41.2	22.1	40.4

Total current assets		961.6	886.4	1,070.4
Property, plant and equipment, net		2,263.2	2,295.9	2,289.9
Goodwill	6	2,308.2	2,305.7	2,627.9
Restricted cash		33.1	33.1	33.1
Other assets		212.3	187.7	165.7

Total assets		$5,778.4	$5,708.8	$6,187.0

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness		$—	$—	$0.5
Trade payables and accrued liabilities		919.7	876.1	859.8
Payables to related parties		11.0	8.4	5.5
Income and other taxes payable		62.5	84.5	93.5
Future income taxes		1.7	1.7	4.4
Current portion of long-term debt	7	6.3	7.7	10.3

Total current liabilities		1,001.2	978.4	974.0
Long-term debt	7	1,938.1	1,731.9	1,842.1
Other liabilities		267.1	259.3	265.4
Future income taxes		384.1	372.5	402.6
Convertible notes		116.0	115.5	113.2
Minority interest		0.3	0.6	1.1
Shareholders' equity:
Capital stock	9	1,560.1	1,688.6	1,715.3
Additional paid-in capital		111.3	110.6	110.6
Retained earnings		456.4	475.6	748.9
Translation adjustment	10	(56.2)	(24.2)	13.8

		2,071.6	2,250.6	2,588.6

Total liabilities and shareholders' equity		$5,778.4	$5,708.8	$6,187.0

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Periods ended March 31, 2006 and 2005
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts and number of shares and options)
(Unaudited)

1.     BASIS OF PRESENTATION

  The consolidated financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The same accounting policies as described in the Company's latest Annual Report have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest Annual Report.

  Seasonality

  The operations of the Company's business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Company's cash flow and results of operations.

  Comparative figures

  We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation adopted for the current period.

2.     IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

  During the first quarter of 2006, the Company recorded an impairment of long-lived assets and restructuring charges of $22.1 million, which was composed of cash items of $15.7 million and non-cash items of $6.4 million.

  The following table sets forth the segmented information and the category of charges.

2006 First Quarter	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets	Total impairment of assets, restructuring and other charges
North America	$8.8	$0.5	$9.3	$4.2	$13.5
Europe	4.5	1.9	6.4	1.7	8.1
Latin America	—	—	—	0.5	0.5

Continuing Operations	$13.3	$2.4	$15.7	$6.4	$22.1

2005 First Quarter	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets, accelerated depreciation and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$4.2	$1.7	$5.9	$2.2	$8.1
Europe	0.4	1.9	2.3	22.8	25.1
Latin America	—	0.1	0.1	—	0.1

Continuing Operations	$4.6	$3.7	$8.3	$25.0	$33.3

  Impairment of long-lived assets

  During the first quarter of 2006, the Company performed a review of its long-lived assets. Following impairment tests on various specific units, the Company concluded that some assets, mainly in Europe and North America, were impaired. Accordingly, for the first quarter of 2006, the Company recorded an impairment of long-lived assets of $6.4 million.

Notes to Consolidated Financial Statements

2.     IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

  2006 Restructuring initiatives

  During the first quarter of 2006, the Company approved the closure of the Brookfield, Wisconsin facility in the Magazine group and other workforce reductions mainly in North America. The cash costs of these initiatives were estimated at $13.3 million, of which $10.2 million were recorded during the first quarter.

  Prior years' restructuring initiatives

  During the first quarter of 2006, the Company recorded $5.7 million resulting from the continuation of the 2005 and 2004 initiatives and a net reversal of $0.2 million for prior years' initiatives. These charges mainly incurred in Europe were related to further headcount reductions in Corby, the downsizing of the operations in Helio Corbeil, France, and to leasing and facility costs in Sweden.

  Continuity of the reserve for restructuring and other charges

  As at January 1, 2006, the balance of the restructuring reserve was $27.9 million. This amount related mostly to workforce reductions across the platform and leases and facilities carrying costs. The Company utilized $10.4 million of the current and prior years' restructuring and other charges reserves during the three-month period ended March 31, 2006.

  The following table sets forth the Company's 2006 restructuring reserve and activities against the reserve carried forward from 2005:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Three months ended March 31,
			2006	2005
Balance, beginning of the year	$15.3	$12.6	$27.9	$35.2
Overspending on prior years' initiatives	0.1	0.6	0.7	1.0
Reversal of previous years' reserves	(0.8)	(0.1)	(0.9)	(3.4)
2005 & 2004 initiatives	4.1	1.6	5.7	10.7
2006 initiatives	9.9	0.3	10.2	—

	13.3	2.4	15.7	8.3
Reserve utilized during the three-month periods ended March 31	(6.1)	(4.3)	(10.4)	(12.9)
Foreign currency changes	0.2	0.2	0.4	(0.8)

Balance as at March 31	$22.7	$10.9	$33.6	$29.8

  Cash disbursement related to this reserve is expected to be as follows:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
Remainder of 2006	$21.2	$5.2	$26.4
2007	0.6	2.8	3.4
2008	0.9	1.7	2.6
2009	—	0.9	0.9
2010 and thereafter	—	0.3	0.3

	$22.7	$10.9	$33.6

  Additional restructuring charges

  Further to the disbursement of $33.6 million, $8.4 million of restructuring charges related to the above initiatives remain to be recorded mainly in 2006 when the liabilities related to initiatives will have been contracted.

Notes to Consolidated Financial Statements

3.     FINANCIAL EXPENSES

		Three months ended March 31,
	Note	2006	2005
Interest on long-term debt and convertible notes		$33.3	$28.8
Bank and other charges (revenues)		(0.4)	1.0
Amortization of deferred financing costs		0.6	0.5
Exchange losses (gains)		(4.6)	19.9
Exchange loss from reduction of net investments in self-sustaining foreign operations	10	2.5	—
Derivative financial instruments		(0.3)	(20.4)

		31.1	29.8
Interest capitalized to the cost of equipment		(3.6)	(0.6)

		$27.5	$29.2

4.     DISCONTINUED OPERATIONS AND OTHER DISPOSALS

  (a)
  Discontinued Operations

  On May 10, 2005, the Company announced its intention to divest its North American non-core Commercial Printing Group (the "non-core Group"), one of the largest providers of general, financial, packaging and commercial specialty printing services throughout the United States, Canada, and Mexico. During the second half of 2005, the Company completed the disposal of all the operating assets of its non-core Group. Consequently, the operating results related to these activities have been presented separately in the Company's consolidated statement of income as discontinued operations, and comparative figures have been restated to conform to the presentation adopted in 2005.

  In January 2006, the Company received a cash consideration of $17.4 million for the balance of the sale price from the disposal of a Canadian subsidiary, which occurred in December 2005.

  In March 2006, the Company received a cash consideration of $8.5 million for the balance of the sale price from the disposal of operating assets in the United States, which occurred in November 2005, and paid $1.2 million in connection with a sale price adjustment based on the closing working capital. The Company realized a loss of $1.6 million in the first quarter of 2006.

  In March 2006, the Company paid a cash consideration of $2.5 million in connection with a sale price adjustment based on the closing working capital from the sale of some operating assets in Canada which occurred in November 2005. No gain or loss resulted from these adjustments.

Notes to Consolidated Financial Statements

4.     DISCONTINUED OPERATIONS AND OTHER DISPOSALS (CONT'D)

  (a)
  Discontinued Operations (cont'd)

  Summarized financial information for the discontinued operations is as follows:

	Three months ended March 31,
	2006	2005
Revenues	$—	$70.2
Cost of sales and selling, general and administrative expenses	0.2	67.0
Depreciation and amortization	—	2.4
Loss on disposal of business units	1.6	—

Operating income (loss) before income taxes	(1.8)	0.8
Income taxes (recovery)	(0.7)	0.3

Net income (loss) from discontinued operations	$(1.1)	$0.5

  (b)
  Other Disposals

  In March 2006, the Company sold its investment in a facility in its French operations for a cash consideration of 1 Euro (an outflow of $0.6 million net of cash and cash equivalents), resulting in a loss on disposal of $0.2 million, which was recorded as a reduction of selling, general and administrative expenses. The Company also sold the operating assets of a facility in its North American operations for a consideration of $1.2 million that was outstanding at the end of the quarter. The Company realized a loss on disposal of $2.0 million, which was recorded in selling, general and administrative expenses.

  In January 2006, the Company sold its investment in a facility in its French operations for a cash consideration of $3.0 million ($5.7 million net of cash and cash equivalents). No gain or loss was recognized on that transaction during the quarter.

5.     EARNINGS (LOSS) PER SHARE

  Basic earnings per share are calculated by dividing net income available to holders of equity shares by the weighted average number of equity shares outstanding during the period. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income. Diluted earnings per share are calculated by using the weighted average number of equity shares outstanding adjusted to include potentially the dilutive effect of convertible notes and stock options.

  The following table sets forth the computation of basic and diluted earnings per share for continuing operations:

	Three months ended March 31,
	2006	2005
Net income	$6.3	$15.8
Net income available to holders of preferred shares	11.2	9.8

Net income (loss) available to holders of equity shares	$(4.9)	$6.0

(in millions)
Weighted-average number of equity shares outstanding	131.1	132.8
Effect of dilutive stock options	—	0.1

Weighted-average number of diluted equity shares outstanding	131.1	132.9

Earnings (loss) per share:
Basic and Diluted	$(0.04)	$0.05

Notes to Consolidated Financial Statements

5.     EARNINGS (LOSS) PER SHARE (CONT'D)

  For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes were excluded, since their inclusion is anti-dilutive. For the first quarter of 2006, the effects of all stock options were also excluded (3,017,701 options in 2005) since their exercise price is greater than the average market price of shares of the same category.

6.     GOODWILL

  The changes in the carrying amount of goodwill for the three-month period ended March 31, 2006 are as follows:

	North America	Europe	Latin America	Total
Balance, beginning of year	$2,156.7	$140.9	$8.1	$2,305.7
Business disposal	(0.4)	(0.6)	—	(1.0)
Foreign currency changes	(0.1)	3.4	0.2	3.5

Balance, end of period	$2,156.2	$143.7	$8.3	$2,308.2

7.     LONG-TERM DEBT

	Maturity	March 31, 2006	December 31, 2005	March 31, 2005
Revolving bank facility $1.0 B	2009	$67.5	$334.2	$437.3
Senior Notes 4.875% and 6.125%	2008, 2013	597.6	597.5	597.3
Senior Notes 8.42% and 8.52%	2010, 2012	250.0	250.0	250.0
Senior Notes 7.20% (a)	2006	—	250.0	250.0
Senior Debentures 7.25%	2007	150.0	150.0	150.0
Senior Debentures 6.50%	2027	3.2	3.2	3.2
Senior Notes 8.54% and 8.69%	2015, 2020	121.0	121.0	121.0
Senior Notes 8.75% (b)	2016	450.0	—	—
Equipment Financing Loan (c)	2016	101.0	—	—
Redeemable first preferred shares Series 4 (d)	2006	171.2	—	—
Other debts and capital leases	2006-2016	32.9	33.7	43.6

		1,944.4	1,739.6	1,852.4
Less current portion		6.3	7.7	10.3

		$1,938.1	$1,731.9	$1,842.1

  (a)
  In March 2006, the Company repaid the Senior Notes.

  (b)
  In March 2006, the Company issued Senior Notes for a principal amount of $450.0 million maturing in March 2016. The notes bear interest at 8.75%. Issuance costs of $6.7 million were paid on this transaction. These notes contain certain restrictions, which are generally less restrictive than those of the revolving bank facility.

  (c)
  In January 2006, the Company concluded an agreement with Société Générale Corporate and Investment Banking for Canadian dollar equivalent of 136 million Euro long-term committed credit facility. The unsecured facility will be drawn over the next 2 years, and repaid over 10 years. At March 31, 2006, the drawings under this facility bear interest at 4.28%. Issuance costs of $4.4 million were paid on this transaction. This credit facility contains certain restrictions, which are equally restrictive as those of the revolving bank facility.

Notes to Consolidated Financial Statements

7.     LONG-TERM DEBT (CONT'D)

  (d)
  On March 15, 2006, the Company addressed the registered holders of the Series 4 Preferred Shares that those shares will be redeemed on April 18, 2006 for an amount of Cdn$200 million ($171.2 million) as at March 31, 2006. At March 31, 2006, the preferred shares were classified as long-term debt since the redemption notice qualifies for a contractual obligation to deliver cash under Section 3860. The shares have been included in long-term debt since the Company has the ability and the intent to maintain such debt on a long-term basis and has long-term bank facilities available (see above) to replace such debt, if necessary.

  Principal repayments on long-term debt are as follows:

Remainder of 2006	$6.3
2007	153.8
2008	217.1
2009	258.4
2010	189.0
2011 and thereafter	1,119.8

8.     STOCK-BASED COMPENSATION

  The Company uses the fair value based method of accounting for stock options granted to employees on or after January 1, 2003, and compensation cost is charged against income. However, prior to January 1, 2003, the Company used the settlement-based method for its stock-based compensation plans. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income, earnings per share and diluted earnings per share would not significantly differ from those presented in the consolidated income statement.

  The following table summarizes information about stock options:

	March 31, 2006	December 31, 2005
Number of stock options at the end of the period (in thousands):
Outstanding	5,784.7	5,948.0
Exercisable	2,679.0	2,709.0

  The total compensation expense recorded in 2006 was $0.7 million ($1.0 million in 2005).

9.     CAPITAL STOCK

		March 31, 2006		December 31, 2005
						Convertible into
	Note	Number	Amount	Number	Amount
(Thousands of shares)
Multiple voting shares		46,987	$93.5	46,987	$93.5	Subordinate shares
Subordinate voting shares		84,113	1,140.2	83,981	1,138.5	N/A
Redeemable first preferred shares:
Series 3		12,000	212.5	12,000	212.5	Series 2 preferred shares(1)
Series 4	7,10	—	—	8,000	130.2	Subordinate shares(1)
Series 5		7,000	113.9	7,000	113.9	Subordinate shares(1)

		19,000	326.4	27,000	456.6

Total capital stock			$1,560.1		$1,688.6

  (1)
  Under certain conditions

Notes to Consolidated Financial Statements

9.     CAPITAL STOCK (CONT'D)

  During the first quarter of 2006, no Subordinate Voting Shares were issued under the Company's stock option plan (285,253 in the first quarter of 2005) and 131,528 Subordinate Voting Shares were issued under the Company's employee stock purchase plans (189,587 in the first quarter of 2005) for a total cash consideration of $1.7 million ($10.0 million in the first quarter of 2005).

  On March 15, 2006 the Company announced that it has sent notices of redemption to the registered holders of all of its cumulative redeemable 6.75% First Preferred Shares, Series 4 (the Series 4 Preferred Shares). The Series 4 Preferred Shares has been reclassified to long-term debt as described in note 7 (d).

10.   TRANSLATION ADJUSTMENT

  The changes in the carrying amount of the translation adjustment included in shareholders' equity are as follows:

	Note	March 31, 2006	December 31, 2005	March 31, 2005
Balance, beginning of year		$(24.2)	$36.6	$36.6
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations and exchange gains or losses on intercompany account balances that form part of the net investments		6.5	(51.6)	(17.4)
Change in the fair value of foreign-exchange forward contracts to hedge net investment in a foreign subsidiary (net of income taxes)	7,9	—	(5.4)	(5.4)
First Preferred Shares Series 4 reclassification to long-term debt		(41.0)	—	—
Shares repurchased		—	(3.8)	—
Portion included in income as a result of reductions in net investments in self-sustaining foreign operations	3	2.5	—	—

Balance, end of period		$(56.2)	$(24.2)	$13.8

11.   PENSION AND OTHER POSTRETIREMENT BENEFITS

  The following table presents the Company's pension and other postretirement benefit costs:

	Three months ended March 31,
	2006	2005
Pension benefits	$20.5	$17.9
Postretirement benefits	0.8	0.8

Total periodic benefit cost	$21.3	$18.7

Portion included in discontinued operations	—	0.6

Total period benefit cost from continuing operations	$21.3	$18.1

Notes to Consolidated Financial Statements

12.   SEGMENT DISCLOSURES

  The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges.

  The following is a summary of the segmented information for the Company's continuing operations:

	North America	Europe	Latin America	Other	Inter-Segment	Total
Three months ended March 31,
2006
Revenues	$1,148.1	$262.1	$57.5	$0.2	$(0.4)	$1,467.5
Impairment of assets, restructuring and other charges	13.5	8.1	0.5	—	—	22.1
Operating income (loss)	29.0	(4.4)	2.3	0.6	—	27.5
2005
Revenues	$1,163.7	$331.6	$56.6	$0.2	$(1.1)	$1,551.0
Impairment of assets, restructuring and other charges	8.1	25.1	0.1	—	—	33.3
Operating income (loss)	72.1	(18.8)	2.9	(0.9)	—	55.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending March 31, 2006;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material aspects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  The issuer's other certifying officers and I are responsible for establishing and maintening disclosure controls and procedures for the issuer, and we have:

    designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

  /s/Pierre Karl Péladeau

Pierre Karl Péladeau
President and Chief Executive Officer
Quebecor World Inc.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending March 31, 2006;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material aspects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  The issuer's other certifying officers and I are responsible for establishing and maintening disclosure controls and procedures for the issuer, and we have:

    designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

  /s/ Jacques Mallette

Jacques Mallette
Executive Vice President and Chief Financial Officer
Quebecor World Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:     Assistant Secretary

Date: May 10, 2006

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CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS Three-month periods ended March 31 (In millions of US dollars, except per share amounts) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Three-month periods ended March 31 (In millions of US dollars) (Unaudited)
CONSOLIDATED BALANCE SHEETS (In millions of US dollars)